LL OKB



17016948

ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC Mail Processing Section MAR 22 2017 Washington DC

SEC FILE NUMBER
8-69009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cabot Lodge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, Suite 3402
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Leibowitz 804-823-9902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liebman Goldberg & Hymowitz
(Name – *if individual, state last, first, middle name*)

595 Stewart Avenue Suite 420	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 MAR 22 PM 2:35 SEC / TM

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Gould on 2/27/17, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabot Lodge Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public


"OFFICIAL SEAL"
ANNA E LOPEZ
Notary Public - State of Illinois
My Commission Expires January 08, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CABOT LODGE
SECURITIES

CABOT LODGE SECURITIES, LLC

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

DECEMBER 31, 2016

SEC I.D. 8-69009

Filed pursuant to Rule

17a-5(e)(3) as a PUBLIC DOCUMENT

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
December 31, 2016

TABLE OF CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Cabot Lodge Securities, LLC

We have audited the accompanying statement of financial condition of Cabot Lodge Securities, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Cabot Lodge Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cabot Lodge Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.



Liebman Goldberg & Hymowitz, LLP
Garden City, NY

February 27, 2017

Except for Note 8 as to which the date is March 16, 2017

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Assets:	
Cash and cash equivalents	$ 761,993
Cash - restricted	52,399
Accounts receivable	102,430
Clearing deposit	80,000
Due from clearing broker	95,148
Receivable from affiliates	68,168
Fixed assets, net of accumulated depreciation	27,012
Security deposits	119,188
Other assets	221,808
TOTAL ASSETS	$ 1,528,146

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Commissions payable	$ 201,127
Accounts payable and accrued expenses	282,999
Other liabilities	207,969
Due to affiliates	13,586
Notes payable	3,118
TOTAL LIABILITIES	708,799
Member's equity	819,347
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,528,146

The accompanying notes are an integral part of these financial statements.

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. ORGANIZATION

Cabot Lodge Securities LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware in October 2011. The Company commenced operations on August 8, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and operates under a membership agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

The Company and two affiliated LLCs are held under common control by a parent company LLC ("Parent"). On February 10, 2016 FINRA approved the sale of the remaining ownership interest of the Company and its affiliated LLCs to an unrelated third party.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company earns fees from securities brokerage, agency transaction services and best efforts placements of securities offerings in which the Company acts as a selling group participant. Brokerage revenue is recognized on a trade date basis and placement fees are recognized as transactions are consummated.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Cash and Cash Equivalents

For purposes of these financial statements the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Restricted Cash

The Company entered into an agreement to sub lease its former office space effective December 1, 2014. In accordance with this agreement the security deposit paid by the tenant is recorded as restricted cash on the balance sheet.

Income Taxes

The Company is a single member limited liability company for federal, state and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax return of its member.

Uncertain Tax Positions

The Company adopted the provisions of the *Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* "Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. At this time open tax years are 2013 and subsequent.

Fair Value of Financial Instruments

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurements date.

- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2016 the Company's fair value hierarchy consisted of level 1 inputs as follows:

Cash and cash equivalents	$761,993
Cash - restricted	52,399
Total level 1 inputs	$814,392

3. FIXED ASSETS

Fixed assets are stated at cost and are depreciated using the straight line method over their estimated useful lives of 7 years. Depreciation expense for the year ended December 31, 2016 was $8,680.

Major classes of fixed assets and accumulated depreciation at December 31, 2016 are as follows:

Office furniture and equipment	$ 29,232
Information techonology equipment	31,525
	60,757
Less: accumulated depreciation	(33,745)
	$ 27,012

4. CUSTOMER ACCOUNT RELIEF AGREEMENT

On June 5, 2013 the Company entered into a Customer Account Relief Agreement with Allied Beacon Partners, Inc. ("ABP") whereas the Company acquired from ABP, free and clear of any and all encumbrances, all of ABP's right, title and interest in all of ABP's customer accounts and all agreements between ABP and its customers concerning such accounts. In addition, the Company did not assume any of the liabilities of ABP. The aggregate amount payable by the Company to ABP ("Customer relief aggregate override") per the agreement is a percentage of the gross commissions earned on the acquired accounts with custody held at the Company's clearing broker for 36 months commencing on June 5, 2013 and terminating July 31, 2016. Total payments for 2016 were $19,839.

5. RELATED PARTY TRANSACTIONS

The Company functions as the paymaster entity for two affiliated LLCs held under common control. Commission expenses paid to registered representatives are passed through to the broker dealer and then reimbursed by CL General Agency ("CLGA"), a general insurance agency and CL Wealth Management ("CLWM"), a registered investment advisor ("RIA"), creating the receivable from affiliate. For the various services provided to CLWM the Company charges an apportioned cost of compensation for the Company's employees, rent and IT expenses. In 2016 the total amount of apportioned cost charged to the affiliate was $240,912.

CL Fund Management NJ Inc. ("CLFM") is an affiliated holding company for investments in managed funds. At December 31, 2016 the Company has a receivable from affiliate of $30,000 from CLFM.

6. DUE FROM CLEARING BROKER AND CLEARING DEPOSIT

Due from clearing broker results from the Company's normal securities transactions. As of December 31, 2016 commissions and fees receivable from the clearing broker was $95,148 and the clearing deposit was $80,000.

7. EXEMPTION FROM RULE 15C3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(ii) as it does not maintain customer's accounts and operates on a fully disclosed basis with a clearing broker.

8. NET CAPITAL REQUIREMENT

As a broker-dealer and member organization of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2016 the Company had net capital of $236,188 which was $188,935 in excess of its minimum net capital requirement of $47,253. At December 31, 2016 the Company's percentage of aggregate indebtedness to net capital was 300.1%

9. CONCENTRATION OF CREDIT RISK

During the year, the Company may have significant cash balances maintained at one banking institution in amounts which may exceed Federal insurance limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

10. COMMITMENT and CONTINGENCIES

The Company has leases for office space in New York which expire between September 2022 and June 2025. At December 31, 2016, the future minimum lease payments under the leases approximated:

For the Years Ending December 31:

2017	$ 286,125
2018	295,747
2019	301,641
2020	299,083
2021 and thereafter	534,643
	$1,717,239

Total occupancy costs were $ 125,800 for the year ended December 31, 2016.

10. COMMITMENT and CONTINGENCIES *(continued)*

The Company entered into an agreement to sub lease its former office space effective December 1, 2014. At December 31, 2016 the future minimum lease payments receivable under the sub lease agreement approximated:

For the Years Ending December 31:

2017	$ 223,372
2018	247,457
2019	254,262
2020	261,255
2021 and thereafter	474,832
	$1,461,178

11. SUBSEQUENT EVENTS

In accordance with Accounting Standards Codification Topic 855, Subsequent Events, the Company has evaluated subsequent events through February 27, 2017, which is the date these financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2016.



CABOT LODGE
SECURITIES

March 21, 2017

Securities & Exchange Commission
Office of Filings & Info Systems
100 F Street, NE
Mail Stop 8031
Washington, DC 20549

To whom it may concern:

Enclosed you will find revised copies of the Cabot Lodge Securities LLC audited financial statement reports for the year ended, December 31, 2016. Note that there are both public and confidential versions of the report.

These statements were revised to correct a net capital calculation error. If you have any questions please do not hesitate to call me directly at 804-823-9902.

Thanks for your help in this process.

Roger F. Leibowitz
CFO

Enclosures